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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

United States Exploration, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

911 820 207

(Cusip Number)

Steven D. Durrett
U.S. Exploration Holdings, Inc.
100 N. 27th Street, Suite 450, Billings, MT 59101
(406)294-5990

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 22, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D CUSIP No. 911 820 207	U.S. Exploration Holdings, Inc.

1.	Name of Reporting Person: U.S. Exploration Holdings, Inc.		I.R.S. Identification Nos. of above persons (entities only): 26-0071354

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 9,679,950; see Item 5

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,679,950; see Item 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 49.75%; see Item 5

14.	Type of Reporting Person (See Instructions): HC, CO

Schedule 13D CUSIP No. 911 820 207	U.S. Exploration Holdings, Inc.

Item 1. Security and Issuer.

     This Statement (the “Statement”) relates to the common stock, par value $0.0001 per share (the “UXP Common Stock”) of United States Exploration, Inc., a Colorado corporation (“UXP”).

     The principal executive office of UXP is 1560 Broadway, Suite 1900, Denver, Colorado 80202.

Item 2. Identity and Background.

     (a)-(c); (f): The principal business address and principal office address of U.S. Exploration Holdings, Inc., formerly known as DGL Acquisition Corp., a Delaware corporation (“Holdings”) is 100 N. 27th Street, Suite 450, Billings, MT 59101. Holdings is a newly formed holding company that has conducted no business to date other than activities in connection with the Merger Agreement referred to in Item 3 below. The capital stock of Holdings is held equally by Steven D. Durrett (its sole director and executive officer), Lime Rock Partners II, L.P., a Cayman Islands limited partnership (“Lime Rock”) and GCP, L.P., a Delaware limited partnership (“GCP”). In addition, Holdings has received equity commitments from Lime Rock, or its designees, and GCP that, together with a separate commitment from Wells Fargo Bank, N.A. to provide debt financing, will, subject to the fulfillment of certain conditions, fund the merger referred to below in Item 3.

     The general partner of Lime Rock is Lime Rock Partners GP II, L.P., a Cayman Islands limited partnership, and the general partner of Lime Rock GP II, L.P. is LRP GP II, Inc., a Cayman Islands corporation. Investment decisions of LRP GP II, Inc. are controlled by an investment committee, the members of which are identified on Exhibit A-1 hereto. LRP GP II, Inc. has two directors, both of whom are members of the investment committee referred to above, and has no officers. The two directors of LRP GP II, Inc. are identified on Exhibit A-1 hereto. Collectively, Lime Rock, Lime Rock Partners GP II, L.P. and LRP GP II, Inc. are referred to herein as the “Lime Rock Entities”. The principal business of the Lime Rock Entities is investing in energy companies with high growth potential. The principal business address and principal office address of the Lime Rock Entities is c/o Lime Rock Management LP, 518 Riverside Avenue, Westport, Connecticut 06880.

     The general partner of GCP is GCP, LLC, a Delaware limited liability company. Management decisions of GCP, LLC are controlled by a management board, the members of which are identified on Exhibit A-2 hereto. Collectively, GCP and GCP, LLC are referred to herein as the “Greenhill Entities”. The principal business of the Greenhill Entities is investing in various growth industries. The principal business address and principal office address of the Greenhill Entities is 300 Park Avenue, 23rd Floor, New York, New York 10022.

     The name, business address, citizenship, present principal occupation or employment and the name and principal business of any corporation or other business organization in which such employment is conducted of (1) the members of the investment committee of LRP GP II, Inc. is set forth on Exhibit A-1 hereto, (2) the members of the management board of GCP, LLC is set

Schedule 13D CUSIP No. 911 820 207	U.S. Exploration Holdings, Inc.

forth on Exhibit A-2 hereto and (3) the sole director and executive officer of Holdings is set forth in Exhibit A-3 hereto.

     (d)-(e): During the last five years, the Lime Rock Entities, the Greenhill Entities, Holdings, and to the knowledge of Holdings, the persons listed on Exhibit A-1, Exhibit A-2 and Exhibit A-3 hereto, (i) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     In order to induce Holdings to enter into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 22, 2003, by and among Holdings, formerly known as DGL Acquisition Corp., UXP, and DGL Mergerco, Inc., a Colorado company and a wholly owned subsidiary of Holdings (“Mergerco”), each of Bruce D. Benson, Thomas W. Gamel, Bruce A. Hocking, Robert J. Malone, Richard L. Robinson and Dale M. Jensen (each a “Shareholder”) entered into Voting Agreements, dated as of September 22, 2003 (each, a “Voting Agreement”), with respect to certain shares of UXP Common Stock owned by each such shareholder. No shares of UXP Common Stock were purchased by Holdings pursuant to the Voting Agreements, and thus no funds were used for such purpose. For a description of the Voting Agreements, see “Item 4. Purpose of the Transaction” below, which description is incorporated into this Item 3 by reference. Copies of the Voting Agreements are filed as Exhibits B, C, D, E, F and G and are incorporated into this Item 3 by reference.

Item 4. Purpose of Transaction.

     (a)-(j): The purpose of entering into the Voting Agreements with the Shareholders is to facilitate the consummation of the transactions contemplated by the Merger Agreement. Except as otherwise provided in this Statement, capitalized terms that are used but not otherwise defined in this Statement shall have the meaning assigned to such terms in the Merger Agreement, a copy of which is attached as Exhibit H hereto and is incorporated herein by reference in its entirety.

     Pursuant to Instructions For Cover Page (2) to this Schedule 13D, the following is a description of the relationship between Holdings and the Shareholders under the Voting Agreement but is not an affirmation by Holdings of the existence of a group for purposes of Section 13(d)(3) or Section 13(g)(3) of the Securities Exchange Act of 1934 (the “Act”) and Rule 13d-5(b)(1) thereunder.

     In order to induce Holdings to enter into the Merger Agreement, the Shareholders entered into the Voting Agreements for the benefit of Holdings. Pursuant to the Voting Agreements, each of the Shareholders agreed, among other things, to vote their shares of UXP Common Stock and any other shares of capital stock of UXP acquired by them after the date of the Voting Agreements and prior to the termination of the Voting Agreements: (a) in favor of the

Schedule 13D CUSIP No. 911 820 207	U.S. Exploration Holdings, Inc.

transactions contemplated by the Merger Agreement; (b) against any action or agreement that could result in a breach of any covenant, representation or warranty of UXP in the Merger Agreement; (c) except as otherwise agreed by the Purchaser, against any action or agreement that would impede, interfere with or discourage the transactions contemplated by the Merger Agreement (or attempt to do any of the foregoing), including, but not limited to: (i) any extraordinary corporate transaction, such as a merger, rights offering, reorganization, recapitalization or liquidation involving UXP, other than the Merger; (ii) a sale or transfer of a material portion of the assets of UXP or the issuance of any securities of UXP, other than upon exercise of outstanding options; (iii) any change in the executive officers or board of directors of UXP; (iv) any change in the present authorized, issued or outstanding capital stock of UXP (other than as a result of the exercise of outstanding options), or the issuance by UXP of any options, warrants, debentures or other securities convertible into or exercisable or exchangeable for capital stock of UXP or any other change in the present capitalization or dividend policy of UXP; (v) any change in the articles of incorporation or bylaws of UXP; or (vi) any other change in UXP’s corporate structure or business; and (d) in the manner specified by the Purchaser from time to time with respect to any other matter which, in the Purchaser’s reasonable judgment, may contradict any provision of the Voting Agreement or the Merger Agreement or may make it more difficult or less desirable for the Purchaser to consummate the Merger or may delay or hinder the consummation of the Merger.

     Under the Voting Agreements, each Shareholder agreed to grant to Holdings a proxy to vote the shares of UXP Common Stock owned beneficially and of record by such Shareholder as indicated in the applicable Voting Agreement if such Shareholder fails for any reason to vote such shares in accordance with the Voting Agreement. In addition, each Shareholder agreed not to sell, transfer, pledge, encumber, assign, distribute, gift or otherwise dispose of any of their shares of UXP Common Stock or any shares of UXP Common Stock acquired by the Shareholders after the date of the Voting Agreements.

     The Voting Agreements will terminate upon the earlier to occur of (i) the termination of the Merger Agreement pursuant to its terms or (ii) the Effective Time of the Merger.

     The transactions contemplated by the Merger Agreement are summarized as follows:

     On September 22, 2003, UXP, Holdings and Mergerco entered into the Merger Agreement pursuant to which Mergerco will merge with and into UXP, with UXP as the surviving corporation of the merger. Pursuant to the Merger, each share of UXP Common Stock outstanding immediately prior to the Effective Time will be converted, subject to certain customary exceptions, into the right to receive consideration comprising $2.82 in cash and UXP will be de-listed and will no longer be a publicly traded company. Following consummation of the Merger, UXP will be a wholly owned subsidiary of Holdings and all members of the current board of directors of UXP will resign as of the Effective Time.

     The Merger is subject to various conditions and approvals, including approval of the shareholders of UXP and the satisfaction of other terms and conditions in the Merger Agreement.

Schedule 13D CUSIP No. 911 820 207	U.S. Exploration Holdings, Inc.

     The foregoing descriptions of the transactions contemplated by the Voting Agreements and the Merger Agreement are qualified in their entirety by reference to the respective agreements, copies of which are filed as Exhibits B, C, D, E, F, G and H hereto, and such exhibits are specifically incorporated by reference in response to this Item 4.

     Except as set forth in this Statement, the Voting Agreements and the Merger Agreement, neither Holdings nor, to the best of Holdings’s knowledge, the individual named in Exhibit A-3 hereto, has any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     Except through their respective interests in Holdings, none of the Lime Rock Entities or the Greenhill Entities, nor, to the best of Holdings’s knowledge, the individuals named on Exhibit A-1 and Exhibit A-2 hereto, has any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a): As a result of the Voting Agreements, Holdings may be deemed to beneficially own 9,679,950 shares of UXP Common Stock which constitutes, based upon information provided by UXP and set forth in the Merger Agreement, approximately 49.75% of the outstanding shares of UXP Common Stock. Holdings, however, hereby disclaims beneficial ownership of such shares of UXP Common Stock. The 9,679,950 shares of UXP Common Stock reported herein includes the following: (i) 106,288 shares of UXP Common Stock held indirectly through a corporation of which Mr. Gamel has voting control; (ii) 6,000 shares of UXP Common Stock held by Mr. Malone’s spouse and 10,000 shares of UXP Common Stock Mr. Malone holds jointly with his spouse; (iii) 391,000 shares of UXP Common Stock over which Mr. Jensen has an irrevocable proxy; (iv) 375 shares of UXP Common Stock held in a retirement plan for the benefit of Mr. Hocking, (v) 450 shares held by Mr. Hocking’s spouse and (vi) 716,199 shares of UXP Common Stock underlying options that are currently exercisable within 60 days of December 31, 2002. The percentage of UXP Common Stock outstanding calculation is based on 18,739,939 shares of UXP common stock outstanding as of August 1, 2003 plus 715,899 shares of UXP Common Stock underlying options that are immediately exercisable.

     Except through their respective interests in Holdings, neither the Lime Rock Entities nor the Greenhill Entities may be deemed to beneficially own any shares of UXP Common Stock.

     (b): Holdings may be deemed to share the power to vote 3,236,500 shares of UXP Common Stock with Bruce D. Benson. Bruce D. Benson is a United States citizen whose business address is 1560 Broadway, Suite 1900, Denver, Colorado 80202. His present principal occupation or employment is being Chairman of the Board of Directors, Chief Executive Officer and President of UXP as well as being the owner and president of Benson Mineral Group, Inc., a privately held company with its principal place of business at 1560 Broadway, Suite 1900, Denver, Colorado 80202.

Schedule 13D CUSIP No. 911 820 207	U.S. Exploration Holdings, Inc.

     Holdings may be deemed to share the power to vote 609,042 shares of UXP Common Stock with Thomas W. Gamel. Thomas W. Gamel is a United States citizen whose business address is 1560 Broadway, Suite 1900, Denver, Colorado 80202. His present principal occupation or employment is being a director of UXP and being an owner and director of Timpte Industries, Inc., a diversified private holding company with its principal place of business at 700 Broadway, Suite 800, Denver, Colorado 80203.

     Holdings may be deemed to share the power to vote 473,959 shares of UXP Common Stock with Robert J. Malone. Robert J. Malone is a United States citizen whose business address is 1560 Broadway, Suite 1900, Denver, Colorado 80202. His present principal occupation or employment is being a director of UXP.

     Holdings may be deemed to share the power to vote 468,959 shares of UXP Common Stock with Richard L. Robinson. Richard L. Robinson is a United States citizen whose business address is 1560 Broadway, Suite 1900, Denver, Colorado 80202. His present principal occupation or employment is being a director of UXP and being co-Chief Executive Officer of Robinson Dairy LLC, with its principal place of business at 646 Bryant Street, Denver, Colorado 80204.

     Holdings may be deemed to share the power to vote 5,120 shares of UXP Common Stock with Bruce A. Hocking. Bruce A. Hocking is a United States citizen whose business address is 1560 Broadway, Suite 1900, Denver, Colorado 80202. His present principal occupation or employment is being a director of UXP.

     Holdings may be deemed to share the power to vote 4,886,370 shares of UXP Common Stock with Dale M. Jensen. Dale M. Jensen is a United States citizen whose address is 26796 North 98th Way, Scottsdale, Arizona 85255. His present principal occupation or employment is being an investor, which business he primarily conducts from 26796 North 98th Way, Scottsdale, Arizona 85262.

     However, Holdings is not entitled to any rights as a shareholder of UXP as to the shares of UXP Common Stock that are subject to the Voting Agreements and disclaims any beneficial ownership of the shares of UXP Common Stock that are covered by the Voting Agreements.

     To the knowledge of Holdings, none of Messrs. Benson, Gamel, Malone, Robinson, Hocking or Jensen, during the last five years, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     Except through their respective interests in Holdings, neither the Lime Rock Entities nor the Greenhill Entities may be deemed to share the power to vote any shares of UXP Common Stock.

Schedule 13D CUSIP No. 911 820 207	U.S. Exploration Holdings, Inc.

     (c): Except with respect to the transactions contemplated by the Voting Agreements and the Merger Agreement which are described in response to Item 4 above and incorporated herein by reference, neither Holdings nor, to the best of Holdings’s knowledge, the individual named in Exhibit A-3 hereto, has effected any transaction in UXP Common Stock during the past 60 days. The descriptions of the transactions contemplated by the Voting Agreements and the Merger Agreement in Item 4 are qualified in their entirety by reference to the respective agreements and documents, copies of which are filed as Exhibits B, C, D, E, F and G hereto, and such exhibits are specifically incorporated into this Item 5 by reference.

     Except through their respective interests in Holdings, none of the Lime Rock Entities, the Greenhill Entities and, to the best of Holdings’s knowledge, the individuals named in Exhibit A-1 and Exhibit A-2 hereto has effected any transaction in UXP Common Stock during the past 60 days.

     (d): Except as set forth in this Item 5, no other person is known by Holdings, including the Lime Rock Entities and the Greenhill Entities, to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of UXP Common Stock that may be deemed to be beneficially owned by Holdings.

     (e): Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See “Item 4. Purpose of Transaction” for a description of the Voting Agreements and the Merger Agreement, which are qualified in their entirety by reference to the respective agreements and documents, as the case may be. Copies of the Voting Agreements and the Merger Agreement, filed as Exhibits B, C, D, E, F and G hereto, are specifically incorporated by reference in response to this Item 6.

Item 7. Material to Be Filed as Exhibits.

Exhibit A-1	Members of the Investment Committee of LRP GP II, Inc.

Exhibit A-2	Members of the Management Board of GCP, LLC

Exhibit A-3	Sole Director and Executive Officer of Holdings

Exhibit B	Voting Agreement between Holdings, formerly known as DGL Acquisition Corp., and Bruce D. Benson dated September 22, 2003

Exhibit C	Voting Agreement between Holdings, formerly known as DGL Acquisition Corp., and Thomas W. Gamel dated September 22, 2003

Exhibit D	Voting Agreement between Holdings, formerly known as DGL Acquisition Corp., and Bruce A. Hocking dated September 22, 2003

Schedule 13D CUSIP No. 911 820 207	U.S. Exploration Holdings, Inc.

Exhibit E	Voting Agreement between Holdings, formerly known as DGL Acquisition Corp., and Robert J. Malone dated September 22, 2003

Exhibit F	Voting Agreement between Holdings, formerly known as DGL Acquisition Corp., and Richard L. Robinson dated September 22, 2003

Exhibit G	Voting Agreement between Holdings, formerly known as DGL Acquisition Corp., and Dale M. Jensen dated September 22, 2003

Exhibit H	Agreement and Plan of Merger by and among United States Exploration, Inc., Holdings, formerly known as DGL Acquisition Corp., and DGL Mergerco, Inc., dated September 22, 2003

Schedule 13D CUSIP No. 911 820 207	U.S. Exploration Holdings, Inc.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 2, 2003 Date

/s/ Steven D. Durrett
Steven D. Durrett, President, U.S. Exploration Holdings, Inc., a Delaware corporation

EXHIBIT INDEX

EXHIBIT NO.	EXHIBIT DESCRIPTION

Exhibit A-1	Members of the Investment Committee of LRP GP II, Inc.

Exhibit A-2	Members of the Management Board of GCP, LLC

Exhibit A-3	Sole Director and Executive Officer of Holdings

Exhibit B	Voting Agreement between Holdings, formerly known as DGL Acquisition Corp., and Bruce D. Benson dated September 22, 2003

Exhibit C	Voting Agreement between Holdings, formerly known as DGL Acquisition Corp., and Thomas W. Gamel dated September 22, 2003

Exhibit D	Voting Agreement between Holdings, formerly known as DGL Acquisition Corp., and Bruce A. Hocking dated September 22, 2003

Exhibit E	Voting Agreement between Holdings, formerly known as DGL Acquisition Corp., and Robert J. Malone dated September 22, 2003

Exhibit F	Voting Agreement between Holdings, formerly known as DGL Acquisition Corp., and Richard L. Robinson dated September 22, 2003

Exhibit G	Voting Agreement between Holdings, formerly known as DGL Acquisition Corp., and Dale M. Jensen dated September 22, 2003

Exhibit H	Agreement and Plan of Merger by and among United States Exploration, Inc., Holdings, formerly known as DGL Acquisition Corp., and DGL Mergerco, Inc., dated September 22, 2003